UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                          Commission File No. 000-26645

                           NOTIFICATION OF LATE FILING
                                  (Check One):

       [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form
                       10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:   September 30, 2001
                             ------------------

                       [ ] Transition Report of Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-QSB
                       [ ]   Transition Report on Form N-SAR
                       For the Transition Period Ended:
                                                       -----------------


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

                                       N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                Alliance Environmental Technologies Inc.
                                        ----------------------------------------

Former Name If Applicable:              Spacial Corporation
                                        -------------------

Address of Principal Executive Office
(Street and Number):                    Brown Place and East 132nd Street
                                        ---------------------------------

City, State and Zip Code:               Bronx, New York 10454
                                        ---------------------

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-QSB or portion thereon will be filed on or before the fifteenth calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period:

     The Registrant has recently completed a transaction wherein it acquired the business of an operating entity, Waste Recovery Technology Corporation ("WRT"), and, subsequently, Alliance Environmental Technologies Inc. (collectively, the Registrant). Moreover, the Registrant has been providing certain emergency assistance in the post disaster cleanup efforts at the World Trade Center, which has required the Registrant's executive officers and employees to devote substantial effort and expense that otherwise would have been devoted to the preparation and filing of the Registrant's Annual Report on Form 10-KSB for the year ended September 30, 2001. For such reasons, the subject Form 10-KSB could not be filed within the prescribed period.

The Registrant intends to file its Form 10-KSB within the next fifteen days.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Norman A. Ponder                 (718)                    292-1920
--------------------------------------------------------------------------------
(Name)                           (Area Code)              (Telephone No.)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes           [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                            [X] Yes           [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Annex A

     The Registrant will be providing financial information which includes the consolidated financial information of WRT and Alliance. As the Registrant is in the process of compiling the consolidated financial information, a reasonable estimate of the results of the combined entities can not be made.


                    Alliance Environmental Technologies Inc.
                    ----------------------------------------

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   December 31, 2001              By: /s/ James J. Solano Sr.
       -------------------                 ------------------------------------
                                           James J. Solano Sr.,
                                           President, Chief Executive Officer

                                     ANNEX A

In June of 2001, the Registrant acquired the business and assets of Waste Recovery Technology Corporation ("WRT"). Prior to such time, the Registrant was a non operating entity. As financial statements are currently being prepared and reviewed, and since management has devoted a significant amount of time to the recent cleanup efforts,a reasonable estimate of such results can not be given.